January 20, 2017

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re: Focus Universal Inc. Registration Statement on Form S-1, Filed November 4, 2016 File No. 333-214455

Dear Mr. Spirgel:

We are counsel to Focus Universal Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Registration Statement filed on Form S-1 (file No. 3333-214455) (the “Registration Statement”) to address each of the comments set forth in the staff’s comment letter dated November 28, 2016. Set forth below are each of the staff’s comments (in bold) to the Registration Statement and the Company’s Responses thereto. In relation thereto, the Company is filing with you concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which contains the revisions made to the Registration Statement pursuant to the staff’s comments. A copy of Amendment No. 1 marked to show all changes is attached hereto for your convenience.

General

1. Please revise your prospectus cover page and disclosure throughout the prospectus to indicate a fixed price at which the company will sell the 10 million shares in its best efforts offering. As you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), you may not offer your shares “at market prices prevailing at the time of sale,” as you disclose on pages 2 and 37. Instead, you must offer the shares at a fixed price for the duration of the offering.

We have revised the prospectus cover page and disclosure throughout the prospectus to indicate a fixed price of $1.75 at which the Company will sell the 10 million shares in its best efforts offering.

Item 4. Use of Proceeds, page 14

2. You indicate that the offering by the company will be conducted on a best-efforts basis. Please revise your disclosures throughout to also discuss how the amount and use of proceeds will be affected if you only sell 25%, 50% and 75% of the shares being offered, identifying the amount of proceeds to be used for each stated purpose.

We have revised the prospectus to discuss the amount and use of proceeds will be affected if we only sell 25%, 50%, and 75% of the shares being offered, identifying the amount of proceeds to be used for each stated purpose.

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Selling Stockholders, page 35

3. Please revise the selling stockholders table to disclose all the information required by Item 507 of Regulation S-K. In particular, please add the following information:

•	the amount of securities owned by each selling stockholder prior to the offering, and
•	the amount and (if one percent or more) the percentage of securities to be owned by each selling stockholder after completion of the offering.

We have revised the selling stockholders table to disclose the amount of securities owned by each selling stockholder prior to the offering and the amount and the percentage of securities to be owned by each selling stockholder after the completion of the offering.

Financial Statements

Change In Control, page F-7

4. We note that you issued 27,994,706 shares of your common stock to the shareholders of Perfecular Inc. representing approximately 80% the outstanding shares of the company and resulting in a change in control of the company’s ownership. Addressing ASC 805-10-55-11 through 55-15, tell us how you identified the accounting acquirer in the merger transaction.

Response: In evaluating the accounting acquirer in the merger transaction, the Company reviewed the applicable guidance in ASC 805-10-55-11 through 15. Based on the guidance, the Company concluded that Perfecular Inc. should be identified as the acquiring company for accounting purposes, while Focus Universal, Inc was the acquirer for legal purposes.

ASC 805-10-55-12 states “In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.” The merger was primarily effected by an exchange of equity interests, with shares of the Company’s common stock issued by Focus to stockholders of Perfecular Inc. However, ASC 805-10-55-12 also provides the additional factors to consider when identifying the accounting acquirer in business combinations primarily effected by an exchange of equity interests:

1.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Each share of our common stock entitles the owner to one vote. There is no cumulative voting. A simple majority can elect all of the directors at a given meeting, and the minority would not be able to elect any director at that meeting. Management currently beneficially owns a majority of our outstanding common stock. Consequently, management has the ability to influence control of the operations of the Company and, acting together, will have the ability to influence or control substantially all matters submitted to stockholders for approval. Pre-merger Pefecular Inc. owns over 80% of the outstanding common stock, which accounts for the largest portion of the voting rights in the combined entity.

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2.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

The combined company’s largest stockholder will be Desheng Wang, executive of pre-merger Focus and majority owner of Perfecular Inc., with approximately 49% of the combined entity. One other stockholder, Edward Lee, President of Perfecular Inc. will hold approximately 29% of the combined company’s common stock. Based on the ownership of outstanding common stock and structure of the board of directors of the combined entity, minority voting interest of pre-merger Focus is not expected to be able to exert significant influence over the combined entity.

3.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

Pre-merger, Board of Directors of Focus, Inc. was comprised of one individual, Dr. Desheng Wang, and Board of Directors of Perfecular, Inc. was comprised of Edward Lee and Jennifer Gu, effective October 21, 2015. At the time of their nominations neither Edward Lee nor Jennifer Gu were shareholders of Focus Universal Inc. Accordingly, each of Dr. Jennifer Gu, and Dr. Edward Lee, former President of Perfecular Inc. became members of the Board of Directors, and the entire Board of Directors now consists of Dr. Desheng Wang, Dr. Jennifer Gu, and Dr. Edward Lee. Our director, Edward Lee, is also President of the combined entity; our director Desheng Wang is also Chief Executive Officer, and Chief Financial Officer of the combined entity. As such, Perfecular Inc. will comprise the majority of the governing body of the combined entity, with ability to elect or appoint or to remove a majority of the members.

4.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

The management from Perfecular Inc., Desheng Wang and Edward Lee, became the dominant management of the combined entity, with approximately 78% combined beneficial ownership after the merger. At the effective time of merger, Desheng Weng, Chief Executive Officer of Perfecular, was appointed Chief Executive Officer, Chief Financial Officer, and Secretary of the combined entity Focus Inc. Edward Lee, President of Perfecular, was appointed President of the combined entity Focus Inc. Desheng Wang and Edward Lee make up the majority of members on the board of directors and will have majority vote in determining the composition of senior management of the combined entity.

ASC 805-10-55-13 states “The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. Based on the assets, revenues, and earnings of Perfecular Inc. in comparison to pre-merger Focus Inc. noted in the pro-forma statements, Perfecular Inc. is larger than the combining entity. As such, per the guidance, Perfecular Inc. is considered the accounting acquirer.

Based on the applicable accounting guidance noted above, we have concluded that the analysis favors Perfecular Inc. as the accounting acquirer.

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5. Tell us also, why you reflected the acquisition of Perfecular Inc. in your consolidated statements of changes in stockholders’ equity and cash flows as an issuance of shares for cash.

Response: We have reviewed both statements and noted that the proceeds from issuing stock reported in the consolidated statement of cash flows was related to the issuance of additional shares by Perfecular, Inc. on December 28, 2015 for cash, prior to the acquisition on December 30, 2016. As such, these additional issuances were also reflected through the consolidated statement of changes in stockholders’ equity as common stock issued as of December 31, 2015. The acquisition on December 30, 2015 was properly accounted for as a stock exchange, and as such, any related transactions and investment in subsidiary accounts were appropriately eliminated in the consolidated statements of Focus, Inc.

6. Tell us how you considered whether you should have accounted for the merger transaction as a reorganization of entities under common control. In this regard, please identify the shareholders of Perfecular, Inc. and Focus Universal, Inc. and provide us with analysis of their respective holdings from December 31, 2014 through December 30/31, 2015. Similarly, please identify the persons and/or groups which in the aggregate control over 50% of each of those companies during the same time periods.

Response: In ASC 850, A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity. Of the time periods requested, the largest majority shareholder Desheng Weng held majority voting interest in Perfecular Inc. with 51.1% ownership, and 41.185% ownership of Focus Universal Inc. prior to the merger. Per the guidance, “Transfers among entities that have a high degree of common ownership, but in which no one shareholder controls the entities, are not common control transactions.” The largest shareholder, Desheng Wang, held 49.169% ownership of the combined entity as of the effective date of the merger.

Shareholders from 12/31/2014-12/30/2015:

FOCUS Pre-Acquisition:

Name	Number of Shares	Percentage Ownership
Qin Cai	200,000	3.040%
CEDE & CO	10,000	0.152%
Yan Chen	600,000	9.119%
Desheng Weng	2,710,000	41.185%
Youjuan Xiong	500,000	7.599%
Shiyao Xu	150,000	2.280%
Shuhua Xu	150,000	2.280%
Shuqin Xu	1,300,000	19.757%
Tianzeng Xu	500,000	7.599%
Tiecheng Zhang	200,000	3.040%
Wenshuang Zou	260,000	3.951%
Total	6,580,000	100.000%

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Perfecular Inc. Pre-Acquisition:

Name	Number of Shares	Percentage Ownership
Wenshuang Zou	5,038	0.857%
HwaKay Mao	14,259	2.426%
Lee-An Mao	1,235	0.210%
CC & C Investment LLC	560	0.095%
Wenjin Qian	4,199	0.714%
Yan Chen	50,385	8.573%
Desheng Wang	300,000	51.045%
Edward Lee	209,937	35.721%
Ping Wang	2,099	0.357%
Total	587,713	100.000%

Shareholders as of Post-Acquisition 12/31/2015:

FOCUS Post-Acquisition:

Name	Number of Perfecular Shares	Percentage Ownership
Qin Cai	200,000	0.578%
CEDE & CO	10,000	0.029%
Youjuan Xiong	500,000	1.446%
Shiyao Xu	150,000	0.434%
Shuhua Xu	150,000	0.434%
Shuqin Xu	1,300,000	3.760%
Tianzeng Xu	500,000	1.446%
Tiecheng Zhang	200,000	0.578%
Yan Chen	3,000,000	8.677%
Desheng Weng	17,000,000	49.169%
Wenshuang Zou	500,000	1.446%
HwaKay Mao	679,215	1.964%
Lee-An Mao	58,824	0.170%
CC & C Investment LLC	26,667	0.077%
Wenjin Qian	200,000	0.578%
Eward Lee	10,000,000	28.923%
Ping Wang	100,000	0.289%
Total	34,574,706	100.000%

Of the time periods requested, Desheng Weng held 51.1% ownership in Perfecular Inc. from December 31, 2014 through December 30, 2015, prior to the acquisition.

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Signature Page

7. Please have your principal accounting officer or controller sign your registration statement or confirm that an individual performing in such capacity has signed the filing. In your next amendment, please identify the person serving in such capacity under the person’s signature. Refer to Instructions 1and 2 to Form S-1.

The Company currently prepares financial statements by using an in-house bookkeeper and certain outside CPA consultants familiar with SEC accounting who prepare all financial statements which are then reviewed by the Company’s management before they are sent to the external auditors. The Company is currently attempting to hire a Chief Financial Officer to be the principal accounting officer.

The Company and its management acknowledge their responsibility for the accuracy and adequacy of the disclosures they have made in the Registration Statement and subsequent amendments.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by Amendment No. 1.

Sincerely,

/s/Gilbert J. Bradshaw

Gilbert J. Bradshaw

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